Exhibit 99.1

suzano
earnings release
1Q23

# Flattish net debt amid strong investment cycle

**São Paulo, April 27, 2023.** Suzano S.A. (B3: SUZB3 | NYSE: SUZ), one of the world's largest integrated pulp and paper producers, announces today its consolidated results for the 1st quarter of 2023 (1Q23).

## HIGHLIGHTS

- Pulp sales of 2,455 thousand tons (+3% vs. 1Q22).
- Paper sales[3] of 280 thousand tons (-10% vs. 1Q22).
- Adjusted EBITDA[1] and Operating cash generation[2]: R$6.2 billion and R$4.7 billion, respectively.
- Adjusted EBITDA[1]/ton from pulp of R$2,174/ton (14% vs. 1Q22).
- Adjusted EBITDA[1]/ton[3] from paper of R$2,921/ton (+63% vs. 1Q22).
- Average net pulp price in export market: US$719/ton (+12% vs. 1Q22).
- Average net paper price[3] of R$7,408/ton (+32% vs. 1Q22).
- Pulp cash cost ex-downtime of R$937/ton (+8% vs. 1Q22).
- Leverage ratio declines to 1.9 times in USD and 1.9 times in BRL.
- Cerrado Project completes 57% of physical progress and 43% of financial progress.

| Financial Data (R$ million) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y | LTM 1Q23 |
|---|---|---|---|---|---|---|
| Net Revenue | 11,276 | 14,370 | -22% | 9,743 | 16% | 51,364 |
| Adjusted EBITDA[1] | 6,155 | 8,175 | -25% | 5,121 | 20% | 29,228 |
| Adjusted EBITDA Margin[1] | 55% | 57% | -2 p.p. | 53% | 2 p.p. | 57% |
| Net Financial Result | 2,470 | 2,000 | 24% | 12,935 | -81% | (4,032) |
| Net Income | 5,243 | 7,459 | -30% | 10,306 | -49% | 18,332 |
| Operating Cash Generation[2] | 4,689 | 6,463 | -27% | 3,890 | 21% | 23,362 |
| *Net Debt /Adjusted EBITDA[1] (x) - R$* | *1.9 x* | *2.0 x* | *-0.1 x* | *2.1 x* | *-0.2 x* | *1.9 x* |
| *Net Debt /Adjusted EBITDA[1] (x) - US$* | *1.9 x* | *2.0 x* | *-0.1 x* | *2.4 x* | *-0.4 x* | *1.9 x* |

| Operational Data ('000 tons) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y | LTM 1Q23 |
|---|---|---|---|---|---|---|
| Sales | **2,735** | **3,097** | **-12%** | **2,694** | **2%** | **11,947** |
| Pulp | 2,455 | 2,759 | **-11%** | 2,382 | **3%** | 10,673 |
| Paper[3] | 280 | 338 | **-17%** | 312 | **-10%** | 1,274 |

[1]Excludes non-recurring items. | [2]Considers Adjusted EBITDA less sustaining capex (cash basis). | [3]Considers the results of the Consumer Goods Unit (tissue).

1Q23 EARNINGS RELEASE Page 2 of 38 The consolidated quarterly information has been prepared in accordance with the Securities and Exchange Commission (CVM) and Accounting Standards Committee (CPC) standards and is in compliance with International Accounting Standard (IFRS) issued by the International Accounting Standard Board (IASB). The data contained in this document was obtained from the financial information as made available to the CVM. The operating and financial information is presented based on consolidated numbers in Reais (R$). Summaries may diverge due to rounding. CONTENTS EXECUTIVE SUMMARY................................................................................................................................................ 3 PULP BUSINESS PERFORMANCE.................................................................................................................................. 3 PULP SALES VOLUME AND REVENUE ...................................................................................................................... 3 PULP CASH COST ..................................................................................................................................................... 5 PULP SEGMENT EBITDA........................................................................................................................................... 7 OPERATING CASH GENERATION FROM THE PULP SEGMENT ................................................................................. 8 PAPER BUSINESS PERFORMANCE ............................................................................................................................... 9 PAPER SALES VOLUME AND REVENUE .................................................................................................................... 9 PAPER SEGMENT EBITDA....................................................................................................................................... 11 OPERATING CASH GENERATION FROM THE PAPER SEGMENT ............................................................................. 12 FINANCIAL PERFORMANCE ........................................................................................................................................12 NET REVENUE ........................................................................................................................................................ 13 CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES .................................................................................... 13 COST OF GOODS SOLD (COGS) .............................................................................................................................. 14 SELLING EXPENSES................................................................................................................................................. 14 GENERAL AND ADMINISTRATIVE EXPENSES.......................................................................................................... 14 ADJUSTED EBITDA ................................................................................................................................................. 15 FINANCIAL RESULT................................................................................................................................................. 15 DERIVATIVE OPERATIONS...................................................................................................................................... 16 NET INCOME (LOSS)............................................................................................................................................... 21 DEBT ...................................................................................................................................................................... 21 CAPEX .................................................................................................................................................................... 24 CERRADO PROJECT ................................................................................................................................................ 24 OPERATING CASH GENERATION............................................................................................................................ 24 FREE CASH FLOW................................................................................................................................................... 25 EVOLUTION OF NET DEBT...................................................................................................................................... 26 ESG......................................................................................................................................................................... 26 TOTAL OPERATIONAL EXPENDITURE - PULP.......................................................................................................... 26 CAPITAL MARKETS.....................................................................................................................................................26 FIXED INCOME...........................................................................................................................................................28 RATINGS ....................................................................................................................................................................28 UPCOMING EVENTS...................................................................................................................................................29 APPENDICES ..............................................................................................................................................................31 APPENDIX 1 – Operating Data .............................................................................................................................. 31 APPENDIX 2 – Consolidated Statement of Income and Goodwill Amortization................................................. 33 APPENDIX 3 – Consolidated Balance Sheet.......................................................................................................... 34 APPENDIX 4 – Consolidated Statement of Cash Flow.......................................................................................... 35

1Q23 EARNINGS RELEASE Page 3 of 38 APPENDIX 5 – EBITDA ........................................................................................................................................... 36 APPENDIX 6 – Segmented Income Statement ..................................................................................................... 37 Forward-Looking Statements ................................................................................................................................ 38 EXECUTIVE SUMMARY The more challenging macroeconomic scenario and market pulp fundamentals pressured the revenues during the quarter. The decline in pulp prices and sales volumes in relation to the previous quarter resulted in lower adjusted EBITDA from the segment compared to 4Q22. The paper business unit registered EBITDA per ton growth, driven by better prices despite lower sales volume associated with a strategy to recompose inventories. Consequently, adjusted EBITDA in the quarter came to R$6.2 billion, down 25% from 4Q22, and 20% higher than in 1Q22. As for financial management, leverage in USD, measured by net debt/Adjusted EBITDA in the last 12 months, reached the lowest level post-merger, ending the quarter at 1.9 times despite the cycle of investments. The result of cash flow hedge operations once again attested to the long-term consistency of the financial policy in managing foreign exchange risk, with positive mark-to-market and cash adjustments in cash flow (ZCC) and swap operations. Continuing the advances made in its strategy, within the context of the “Maintain relevance in pulp, through good projects” and “Be best-in class in the total pulp cost vision” avenues, the physical progress of Cerrado Project remains as expected, reaching 57%, while financial progress was 43%. In line with the “Advance in the links of the chain” avenue, the Company received in April the approval from Brazil’s antitrust authority CADE to proceed with the acquisition of Kimberly-Clark’s tissue business. After CADE’s approval, the conclusion of the deal is still subject to the fulfillment of other conditions precedent typical to such transactions. Lastly, within the “Playing a leading role in sustainability” avenue, the certifying agency Verra concluded the certification of 1.7Mt CO2e eligible for issuing credits. However, the Company has not yet issued said credits, and revenues will be recognized when the credits are sold, after deducting costs, if any. PULP BUSINESS PERFORMANCE PULP SALES VOLUME AND REVENUE The first quarter was marked by an adverse macroeconomic scenario in important markets and different dynamics in the paper and pulp segments. In China, production of printing and writing paper – the second highest hardwood consuming segment in the market, behind only the sanitary papers segment – remained at healthy levels during the period, mainly due to seasonal factors (e.g. back-to-school purchases). The paperboard segment continued its downward trend amid a scenario of unfavorable market fundamentals, especially due to the recent entry of new capacities, lower exports and lower profitability. Demand for sanitary papers in China was a positive highlight: the feeling of optimism and economic recovery in the country, especially after the Chinese New Year, reflected in significantly higher production than in the same quarter in 2022. In North America and Europe, the sanitary paper segment remained resilient compared to other segments. In Europe, the reduction in energy and fiber costs in relation to the previous year and quarter had a positive impact on paper

1Q23 EARNINGS RELEASE

producers. Moreover, in the printing and special paper segments, the continued consumption of high inventories at the final links of the chain reflected in lower production levels and, thus, lower pulp consumption.

As for the supply of market hardwood pulp, although the volume from new projects in South America is not physically available at the end markets, the prospects of its availability in the short term affected the business environment, mainly in China.

Average PIX/FOEX prices of hardwood pulp in the quarter decreased 12% in China and 3% in Europe compared to the previous quarter. The difference between softwood and hardwood pulp prices at the end of the quarter was US$63/t in Europe and US$139/t in China.

Suzano's **pulp sales** decreased when compared to last quarter due to seasonal effects in the period, totaling 2,455 thousand tons, down 11% from 4Q22 and up 3% from 1Q22. Average net price in USD of pulp sold by Suzano was US$721/t, decreasing 13% from 4Q22 but increasing 13% from 1Q22. In the export market, average net price charged by the Company was US$719/t, decreasing 13% and increasing 12%, respectively, in the same comparison basis.


Pulp Sales Volume ('000 ton)
+3%
-11%
2,382
2,759
2,455
2,195
2,576
2,284
187
183
171
1Q22
4Q22
1Q23
Brazilian Market
Export Market

**Average net price** in BRL was R$3,748/ton in 1Q23, down -14% from 4Q22, due to a scenario of more challenging prices, especially in China. Compared to 1Q22, the 12% increase was mainly due to higher net average price in USD during the period.


Average Net Price (USD/t)
+13%
-13%
641
826
721
1Q22
4Q22
1Q23

**Net revenue from pulp** decreased 23% from 4Q22, due to the lower sales volume (-11%), lower net average price in USD (-13%) and the decline in average USD against average BRL (-1%). Compared to 1Q22, revenue increased 15% due

Page 4 of 38

1Q23 EARNINGS RELEASE Page 5 of 38 to the higher net average price in USD (+13%) and higher sales volume (+3%), partially offset by the decline in average USD against average BRL (-1%). PULP CASH COST Cash cost excluding downtime in 1Q23 was R$937/t, stable in comparison with 4Q22, due to: i) lower prices of inputs, especially energy due to lower prices of natural gas, which are linked to Brent prices; ii) lower wood costs, mainly due to lower average radius and lower costs with diesel, which were partially offset by higher wood consumption at the Aracruz, Mucuri and Três Lagoas mills due to quality (more dirt and higher post-cut time), which was impacted by heavy rains in 4Q22 in these regions; iii) the increase in fixed costs on account of lower production volume caused by the above effects on wood quality and higher maintenance costs; and iv) lower result from utilities due to of lower exports and lower prices.

1Q23 EARNINGS RELEASE Page 6 of 38 ¹Excludes the impact of maintenance and administrative downtimes. Cash cost excluding downtime in 1Q23 was 8% higher than in 1Q22, due to: i) the increase in wood costs, mainly due to higher logistics costs resulting from the increase in freight tariffs and the increase in harvesting costs, reflecting higher labor costs, contractual price adjustments on services and increase in diesel prices; ii) higher input costs, caused by higher chemical prices (especially of caustic soda due to higher international prices (HIS)) and higher energy prices (mainly natural gas due to the increase in Brent prices); and iii) higher fixed costs due to the increase in maintenance costs. These effects were partially offset by the drop in average USD versus BRL (-1%) and the higher result from utilities due to higher export volumes, despite the lower selling price. ¹Excludes the impact of maintenance and administrative downtimes.

1Q23 EARNINGS RELEASE



Cash Cost 1Q23¹
Fixed costs
19%
Other variables
2%
Wood
37%
Energy
16%
26%
Chemicals



Cash Cost 1Q22¹
Fixed costs
20%
Other variables
3%
Wood
35%
Energy
16%
26%
Chemicals

[1]Based on cash cost excluding downtimes. Excludes energy sales.

## PULP SEGMENT EBITDA

| Pulp Segment | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y | LTM 1Q23 |
|---|---|---|---|---|---|---|
| Adjusted EBITDA (R$ million)[1] | 5,336 | 7,274 | -27% | 4,560 | 17% | 25,875 |
| Sales volume (k ton) | 2,455 | 2,759 | -11% | 2,382 | 3% | 10,673 |
| Pulp adjusted[1] EBITDA (R$/ton) | 2,174 | 2,636 | -18% | 1,915 | 14% | 2,424 |

[1]Excludes non-recurring items.

**Adjusted EBITDA from pulp** decreased 27% from 4Q22 due to: i) the lower net pulp price in USD (-13%); ii) lower sales volume (-11%); and iii) the depreciation of average USD versus BRL (-1%). These factors were partially offset by lower COGS (-13%), largely due to lower logistics costs, the mill mix effect and lower G&A expenses (-36%), which in turn were caused by lower personnel expenses related to variable compensation and third-party services. The 18% decline in adjusted EBITDA per ton is explained by the same factors, except the volume effect.

Compared to 1Q22, the 17% increase in **Adjusted EBITDA from pulp** reflects the increase in net average price in USD (13%) and in sales volume (3%). The increase in Adjusted EBITDA was partially offset by: (i) higher COGS (+11%), mainly due to higher production cash cost, despite the lower effect of scheduled maintenance downtimes; and ii) higher SG&A expenses resulting from higher administrative expenses, in turn caused by the increase in labor costs. Adjusted EBITDA per ton increased 14%, mainly due to higher prices in the period, partially offset by the cost factor and higher SG&A expenses, as explained above.

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1Q23 EARNINGS RELEASE



Adjusted EBITDA¹ (R$ million) and
Adjusted EBITDA Margin (%) of Pulp
57%
61%
58%
4,560
7,274
5,336
1Q22
4Q22
1Q23
Adjusted EBITDA Margin
EBITDA Pulp

[1]Excludes non-recurring items.



Pulp Adjusted EBITDA per ton (R$/t)
+14%
-18%
1,915
2,636
2,174
1Q22
4Q22
1Q23

## OPERATING CASH GENERATION FROM THE PULP SEGMENT

| **Operating Cash Flow - Pulp** (R$ million) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y | LTM 1Q23 |
|---|---|---|---|---|---|---|
| Adjusted EBITDA[1] | 5,336 | 7,274 | -27% | 4,560 | 17% | 25,875 |
| Maintenance Capex[2] | (1,338) | (1,554) | -14% | (1,132) | 18% | (5,355) |
| Operating Cash Flow | 3,998 | 5,720 | -30% | 3,428 | 17% | 20,520 |

[1]Excludes non-recurring items.
[2]Cash basis.

**Operating cash generation per ton** in the pulp segment was 21% lower than in 4Q22, due to lower EBITDA per ton, partially offset by lower sustaining capex per ton. In relation to 1Q22, **operating cash generation per ton** in the pulp segment increased 13% due to higher EBITDA per ton, which was partially offset by higher sustaining capex per ton.

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1Q23 EARNINGS RELEASE


Operating Cash Flow of Pulp
per ton (R$/t)
+13%
-21%
1,439
2,073
1,629
1Q22
4Q22
1Q23

## PAPER BUSINESS PERFORMANCE

The following data and analyses incorporate the joint results of the consumer goods and paper businesses (tissue).

### PAPER SALES VOLUME AND REVENUE

According to data published by Brazil's Forestry Industry Association (IBÁ), demand for Printing and Writing in Brazil, including imports, decreased 3.2% in the first two months of 1Q23 compared to the same period last year. This reduction is due to the strong comparison base in 1Q22, when uncoated paper volumes were sent to the paperboard segment.

It is estimated that, excluding these volumes, domestic demand has stayed healthy on the back of strong performance by the publishing, educational, and school and office stationery segments in recent months.

As for international markets, the normalization of supplies and logistics chain led to the rebuilding of inventories in 2022. Moreover, with the economic downturn in mature markets as Eastern Europe and North America that began in early 2023, high levels of inventory were observed across the chain, which forced the historical structural decline in demand in the Printing & Writing segment to return sooner, to approximately 5% p.a. in such markets in periods prior to the pandemic (2012 to 2019, according to RISI).

In Latin America and other emerging markets, demand for printing paper was more resilient, chiefly driven by the textbook segment and the sale of papers to the corporate segment.

Prices of printing & writing papers remained at healthy levels, above the average for the period across all markets where Suzano operates.

Domestic paperboard sales in Brazil remained strong, increasing 3% in the first two months of 2023 compared to the same period last year, with consumption driven by essential goods and inventory replenishment across the chain.

Consolidating both market segments (Suzano's accessible paper market), domestic demand fell 3.9% in the first two months of 1Q23 compared to the same period last year, due to lower economic activity in the period and higher inventories, leading to normalization across the chain.

Suzano's paper sales (printing & writing, paperboard and tissue) in the domestic market totaled 210 thousand tons in 1Q23, down 19% from 4Q22 and 4% from 1Q22, reflecting the market contraction combined with the strategy of rebuilding inventories back to historical levels during the period in order to better serve clients.

International paper sales totaled 70 thousand tons, down 13% from 4Q22 and 25% from 1Q22, corresponding to 25% of total sales volume in 1Q23. The decline in exports reflected the sales strategy at a time when paper inventories in international markets exceeded normal levels.

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1Q23 EARNINGS RELEASE Page 10 of 38 ¹Includes the Consumer Goods Unit. Net average price rose 5% from the previous quarter and 32% from 1Q22, reflecting the price increases in the domestic markets. Net revenue from paper sales amounted to R$2,075 million, down 13% from 4Q22, reflecting the lower sales volume (-17%), partially offset by the 5% increase in average net price. Compared to 1Q22, the 18% increase was due to price increases, partially offset by the drop in sales volume (-10%).

1Q23 EARNINGS RELEASE


Paper Net Revenues (R$ million)¹
+18%
-13%
1,755
2,395
2,075
565
704
591
1,190
1,691
1,484
1Q22
4Q22
1Q23
Brazilian Market
Export Market

¹Includes the Consumer Goods Unit.

## PAPER SEGMENT EBITDA

| Paper Segment | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y | LTM 1Q23 |
|---|---|---|---|---|---|---|
| Adjusted EBITDA (R$ million) | 818 | 901 | -9% | 561 | 46% | 3,353 |
| Sales volume (k ton) | 280 | 338 | -17% | 312 | -10% | 1,274 |
| Paper adjusted[1] EBITDA (R$/ton) | 2,921 | 2,664 | 10% | 1,797 | 63% | 2,632 |

¹Excludes non-recurring items.

**Adjusted EBITDA from paper** decreased 9% from 4Q22 mainly due to lower sales volume (-17%) and higher cash COGS (highlighting the greater effect of scheduled downtimes), partially offset by the decrease in administrative and selling expenses (chiefly due to lower variable compensation expenses) and higher net average price (+5%). Adjusted EBITDA per ton increased 10%, mainly due to lower SG&A expenses and higher prices, partially offset by higher cash COGS.

Compared to 1Q22, the 46% growth was due to price increases, despite higher costs and the drop in sales volume. **Adjusted EBITDA per ton** increased 63% due to the price factor, partially offset by higher costs.


Adjusted EBITDA (R$ million) and Adjusted EBITDA Margin (%) of Paper
32%
38%
39%
561
901
818
1Q22
4Q22
1Q23
Adjusted EBITDA Margin
EBITDA Paper

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1Q23 EARNINGS RELEASE


Paper Adjusted EBITDA (R$/t)
+63%
+10%
1,797
2,664
2,921
1Q22
4Q22
1Q23

## OPERATING CASH GENERATION FROM THE PAPER SEGMENT

| Operating Cash Flow – Paper (R$ million) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y | LTM 1Q23 |
|---|---|---|---|---|---|---|
| Adjusted EBITDA[1] | 818 | 901 | -9% | 561 | 46% | 3,353 |
| Maintenance Capex[2] | (127) | (158) | -19% | (99) | 29% | (511) |
| Operating Cash Flow | 691 | 744 | -7% | 462 | 49% | 2,842 |

[1]Excludes non-recurring items.
[2]Cash basis.

**Operating cash generation per ton in the paper segment** was R$2,467/t in 1Q23, up 12% from 4Q22, due to higher EBITDA and lower sustaining capex per ton. Compared to the same period in 2022, the increase of 67% was due to higher EBITDA per ton, partially offset by higher sustaining capex per ton.


Operating Cash Flow of Paper per ton (R$/t)
+67%
+12%
1,480
2,198
2,467
1Q22
4Q22
1Q23

## FINANCIAL PERFORMANCE

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1Q23 EARNINGS RELEASE

## NET REVENUE

Suzano's **net revenue** in 1Q23 was R$11,276 million, 81% of which came from exports (vs. 83% in 4Q22 and 81% in 1Q22). In relation to 4Q22, net revenue decreased 22% due to lower sales volume (-12%), and lower net average pulp price in USD (-13%). The 16% growth in consolidated net revenue compared to 1Q22 is explained by the higher net average pulp price in USD (+13%) and higher net average paper price (+32%), as well as higher sales volume in the period (+2%), despite the decline in average USD vs. BRL (-1%).


Net Revenue¹ (R$ million)
+16%
-22%
9,743
14,370
11,276
7,907
11,950
9,125
1,835
2,420
2,151
1Q22
4Q22
1Q23
Brazilian Market
Foreign


Net Revenue Breakdown (1Q23)
Other Paper
Paperboard
Printing & Writing
3%
3%
12%
82%
Pulp

[1]Does not include Portocel service revenue.

## CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES

| Mill - Pulp capacity | 2022 | | | | 2023 | | | | 2024 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 1Q22 | 2Q22 | 3Q22 | 4Q22 | 1Q23 | 2Q23 | 3Q23 | 4Q23 | 1Q24 | 2Q24 | 3Q24 | 4Q24 |
| Aracruz - Mill A (ES) – 590 kt | No downtime | | | | ■ | | | | | ■ | ■ | |
| Aracruz - Mill B (ES) – 830 kt | | | ■ | ■ | No downtime | | | | | ■ | | |
| Aracruz - Mill C (ES) – 920 kt | | | | ■ | No downtime | | | | | ■ | | |
| Imperatriz (MA)[1] – 1,650 kt | ■ | | | | | ■ | | | | | | ■ |
| Jacareí (SP) – 1,100 kt | ■ | | | | | ■ | | | | | | ■ |
| Limeira (SP)[1] – 690 kt | | ■ | | | | ■ | | | | | | ■ |
| Mucuri - Mill 1 (BA)[1] – 600 kt | ■ | | | | | | ■ | | No downtime | | | |
| Mucuri - Mill 2 (BA) – 1,130 kt | No downtime | | | | | ■ | | | | | | ■ |
| Suzano (SP)[1] – 520 kt | No downtime | | | | ■ | | | | | ■ | | |
| Três Lagoas - Mill 1 (MS) – 1,300 kt | ■ | | | | | | ■ | | No downtime | | | |
| Três Lagoas - Mill 2 (MS) – 1,950 kt | ■ | | | | | | ■ | | No downtime | | | |
| Veracel (BA)[2] – 560 kt | No downtime | | | | ■ | | | | | ■ | | |

[1] Includes integrated capacities and fluff.
[2] Veracel is a joint operation between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tons.

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1Q23 EARNINGS RELEASE

## COST OF GOODS SOLD (COGS)

| **COGS** (R$ million) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y | LTM 1Q23 |
|---|---|---|---|---|---|---|
| COGS (Income statement) | 5,969 | 6,793 | -12% | 5,433 | 10% | 25,357 |
| (-) Depreciation, depletion and amortization | 1,520 | 1,678 | -9% | 1,463 | 4% | 6,464 |
| Cash COGS | 4,449 | 5,115 | -13% | 3,970 | 12% | 18,894 |
| Sales volume | 2,735 | 3,097 | -12% | 2,694 | 2% | 11,947 |
| Cash COGS/ton (R$/ton) | **1,627** | **1,651** | **-1%** | **1,474** | **10%** | **1,581** |

**Cash COGS** in 1Q23 totaled R$4,449 million, or R$1,627/ton. Compared to 4Q22, cash COGS decreased 13%, mainly due to lower sales volume and logistics costs (lower costs with terminals due to higher efficiency and lower costs associated with Brent reduction), and the sales mix by mill, which were partially offset by the higher impact of scheduled maintenance downtimes and the effect of inventory turnover. Cash COGS per ton decreased 1% due to lower logistics costs and the sales mix effect, partially offset by the higher impact of downtimes and inventory turnover.

Compared to 1Q22, **cash COGS** increased 12%, chiefly due to the higher cash cost of production, partially offset by lower impact of scheduled maintenance downtimes. In relation to the same period last year, cash COGS per ton increased 10% due to the factors mentioned above.

## SELLING EXPENSES

| **Selling Expenses** (R$ million) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y | LTM 1Q23 |
|---|---|---|---|---|---|---|
| Selling expenses (Income Statement) | 604 | 660 | -8% | 572 | 6% | 2,515 |
| (-) Depreciation, depletion and amortization[1] | 238 | 239 | -1% | 238 | 0% | 951 |
| Cash selling expenses | 367 | 421 | -13% | 334 | 10% | 1,564 |
| Sales volume | 2,735 | 3,097 | -12% | 2,694 | 2% | 11,947 |
| Cash selling expenses/ton (R$/ton) | **134** | **136** | **-1%** | **124** | **8%** | **131** |

**Cash selling expenses** decreased 13% from 4Q22, mainly due to lower sales volume and lower costs with third-party services and labor. Cash selling expenses per ton decreased 1% mainly due to lower costs, as mentioned above.

Compared to 1Q22, the 10% increase in cash selling expenses is due to the depreciation of the USD vs average BRL and higher sales volume impacts on inland freight expenses. Cash selling expenses per ton increased 8% due to the factors mentioned above.

## GENERAL AND ADMINISTRATIVE EXPENSES

| **General and Administrative Expenses** (R$ million) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y | LTM 1Q23 |
|---|---|---|---|---|---|---|
| General and Administrative Expenses | 390 | 616 | -37% | 336 | 16% | 1,764 |
| Depreciation, depletion and amortization[1] | 27 | 25 | 6% | 24 | 9% | 104 |
| Cash general and administrative expenses | 364 | 591 | -38% | 312 | 17% | 1,660 |
| Sales volume | 2,735 | 3,097 | -12% | 2,694 | 2% | 11,947 |
| Cash general and administrative expenses/t (R$/ton) | **133** | **191** | **-30%** | **116** | **15%** | **139** |

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1Q23 EARNINGS RELEASE

Compared to 4Q22, the 38% decrease in **cash general and administrative expenses** is mainly due to the decline in personnel expenses (variable compensation) and third-party services. On a per-ton basis, these expenses decreased 30% due to the same factors.

Compared to 1Q22, cash general and administrative expenses increased 17%, mainly due to higher expenses with labor and third-party services. On a per-ton basis, the 15% increase is explained by the same factors.

**Other operating income (expenses)** was an expense of R$21 million in 1Q23, compared to income of R$981 million in 4Q22 and an expense of R$3 million in 1Q22. The variation in relation to 4Q22 is mainly due to the absence of the updated fair value of biological assets (which happens in the second and fourth quarters of each year). Compared to 1Q22, the variation is chiefly due to several low materiality events.

## ADJUSTED EBITDA

| Consolidated | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y | LTM 1Q23 |
|---|---|---|---|---|---|---|
| Adjusted EBITDA (R$ million)[1] | 6,155 | 8,175 | -25% | 5,121 | 20% | 29,228 |
| Adjusted EBITDA[1] Margin | 55% | 57% | -2 p.p. | 53% | 2 p.p. | 57% |
| Sales Volume (k ton) | 2,735 | 3,097 | -12% | 2,694 | 2% | 11,947 |
| **Adjusted EBITDA[1]/ton (R$/ton)** | **2,250** | **2,639** | **-15%** | **1,901** | **18%** | **2,446** |

[1]Excludes non-recurring items.

The 25% decrease in **Adjusted EBITDA** in 1Q23 compared to 4Q22 is explained by: i) the lower average net pulp price in USD (-13%); ii) lower sales volume (-12%); and iii) the depreciation of average USD versus BRL (-1%). These factors were partially offset by the 37% decrease in G&A expenses, in turn caused by lower administrative expenses (lower personnel expenses related to variable compensation and third-party services), the drop in COGS as explained above and lower selling expenses. Adjusted EBITDA per ton decreased 15% due to the same factors explained above, except for the volume effect.

Compared to 1Q22, the 20% increase in **Adjusted EBITDA** was due to the increase in net average pulp price in USD (13%) and in net average paper price (32%), as well as the 2% growth in sales volume in the quarter. Adjusted EBITDA was partially offset mainly by the increase in cash COGS per ton, the increase in SG&A expenses and the decline in average USD versus BRL (-1%). Adjusted EBITDA per ton increased 18% due to the same factors, except for the volume effect.

## FINANCIAL RESULT

| Financial Result (R$ million) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y | LTM 1Q23 |
|---|---|---|---|---|---|---|
| Financial Expenses | **(1,159)** | **(1,190)** | **-3%** | **(1,050)** | **10%** | **(4,699)** |
| Interest on loans and financing (local currency) | (371) | (338) | 10% | (301) | 24% | (1,423) |
| Interest on loans and financing (foreign currency) | (781) | (768) | 2% | (591) | 32% | (2,846) |
| Capitalized interest[1] | 233 | 153 | 53% | 43 | 449% | 550 |
| Other financial expenses | (240) | (238) | 1% | (201) | 19% | (981) |
| Financial Income | **386** | **345** | **12%** | **158** | **144%** | **1,194** |
| Interest on financial investments | 277 | 286 | -3% | 136 | 104% | 960 |
| Other financial income | 109 | 59 | 86% | 23 | - | 234 |
| Monetary and Exchange Variations | **1,248** | **1,594** | **-22%** | **7,631** | **-84%** | **(3,088)** |
| Foreign exchange variations (Debt) | 1,511 | 2,162 | -30% | 9,799 | -85% | (4,339) |
| Other foreign exchange variations | (263) | (567) | -54% | (2,168) | -88% | 1,252 |

Page 15 of 38

1Q23 EARNINGS RELEASE

| | | | | | | |
|---|---|---|---|---|---|---|
| Derivative income (loss), net[2] | **1,995** | **1,251** | **59%** | **6,196** | **-68%** | **2,561** |
| *Operating Cash flow hedge* | 1,225 | 545 | 125% | 2,322 | -47% | 964 |
| *Cash flow - Cerrado project hedge* | 273 | 340 | -20% | 385 | -29% | 510 |
| *Debt hedge* | 484 | 399 | 21% | 3,606 | -87% | 944 |
| Others[3] | 12 | (33) | - | (117) | - | 142 |
| **Net Financial Result** | **2,470** | **2,000** | **24%** | **12,935** | **-** | **(4,032)** |

[1]Capitalized interest related to work in progress.
[2]Variation in mark-to-market adjustment (1Q23: R$1,656 million | 4Q22: 27 million), plus adjustments paid and received (1Q23: = R$365 million).
[3]Includes commodity hedge and embedded derivatives.

**Financial expenses** were 3% lower than in 4Q22, mainly due to the increase in capitalized interest (linked to the progress of the Cerrado Project). This effect was partially offset by: (i) higher interest expenses in local currency, explained by rising inflation in Brazil (1Q23: 2% | 4Q22: 0.71%), the indexer of financing agreements with BNDES and ARC; and (ii) higher interest expenses in foreign currency, in turn caused by the rise in Libor rate (1Q23: 1.23% | 4Q22: 1.13%), the indexer of export prepayment agreements (PPEs). Compared to 1Q22, financial expenses increased 10%, due to: (i) increase in the Libor rate (1Q23: 1.23% | 1Q22: 0.13%), which affected interest expenses in foreign currency; (ii) increase in CDI (1Q23: 3.25% | 1Q22: 2.42%), which impacted financial expenses in local currency; (iii) increase in other financial expenses, all of which were partially offset by higher capitalized interest.

**Financial income** grew 12% in relation to 4Q22, mainly due to higher other financial income line. Compared to 1Q22, the 144% increase is explained by higher CDI (1Q23: 3.25% | 1Q22: 2.42%) levied on the cash portion in local currency and by higher interest rate in the US (1Q23: 1.17% | 1Q22: 0.07%, on average) levied on the cash portion in USD.

**Inflation adjustment and exchange variation** had a positive impact of R$1,248 million on the Company's financial result due to the 3% increase in the end-of-period rate of BRL against USD in 4Q22, affecting the debt in foreign currency by US$1,511 million (US$11,631 million at the end of 1Q23). This effect was partially offset by the negative result of the exchange variation on other balance sheet items in foreign currency (R$263 million), notably the impact on the Company's cash (56% at the end of 1Q23). Note that the accounting impact of exchange variation on foreign currency debt has a cash impact only on the respective maturities.

**Derivative operations** resulted in an income of R$1,995 million in 1Q23, due to the stronger BRL and the changes in the fixed-rate curves (due to the expected reduction in Brazilian interest rates) on both debt and cash flow hedges. The mark-to-market adjustment of derivative instruments on March 31, 2023 was positive at R$1,656 million, compared to R$27 million on December 31, 2022, representing an increase of R$1,629 million. Note that the impact of BRL appreciation on the derivatives portfolio generates a cash impact only upon the respective maturities. The net effect on cash, which refers to the maturity of derivative operations in the first quarter, was a positive R$365 million (R$33 million expense from debt hedge and R$398 million gain from cash flow hedge).

As a result of the above factors, net financial result in 1Q23, considering all financial expense and income lines, was an income of R$2,470 million, compared to an income of R$2,000 million in 4Q22 and R$12,935 million in 1Q22.

## DERIVATIVE OPERATIONS

Suzano carries out derivative operations exclusively for hedging purposes. The following table reflects the position of derivative instruments on March 31, 2023:

| Hedge[1] | Notional (US$ million) | | Fair Value (R$ million) | |
|---|---|---|---|---|
| | Mar/23 | Dec/22 | Mar/23 | Dec/22 |
| Debt | 5,573 | 5,868 | (1,251) | (1,768) |
| Cash Flow – Operating (ZCC + NDF) | 5,474 | 5,888 | 1,984 | 1,112 |
| Cash Flow – Cerrado[2] (ZCC + NDF) | 1,599 | 1,771 | 871 | 643 |
| Others[3] | 228 | 125 | 53 | 40 |

Page 16 of 38

1Q23 EARNINGS RELEASE Page 17 of 38 Total 12,873 13,653 1,656 27 ¹See note 4 of the 1Q23 Quarterly Financial Statements (ITR) for further details and fair value sensitivity analysis. 2Hedge program related to capex in BRL (ZCC) and EUR (NDF) of the Cerrado Project. 3 Includes commodity hedge and embedded derivatives. The Company’s foreign exchange exposure policy seeks to minimize the volatility of its cash generation and to ensure greater flexibility in cash flow management. Currently, the policy stipulates that surplus dollars may be partially hedged (at least 40% and up to 75% of exchange variation exposure over the next 24 months) using plain vanilla instruments such as Zero Cost Collars (ZCC) and Non-Deliverable Forwards (NDF). At the end of 1Q23, 69% of the exchange variation exposure was covered. Considering the foreign exchange exposure related to Capex in the Cerrado Project, since approximately 67% of Capex is pegged to local currency, the Board of Directors approved on October 28, 2021, a program for contracting additional specific hedge operations to protect from it such exposure. The program approved (established in the Derivative Management Policy available on the Investor Relations website) initially involved a maximum amount (notional) of up to US$1 billion and a term of operations of up to 36 months. On July 27, 2022, the Board of Directors approved the expansion of the program, increasing the maximum amount (notional) to US$1.5 billion while maintaining the previously established term. To ensure transparency with regard to the Cerrado Project's hedge program, since 4Q21 the Company has been prominently disclosing the operations contracted. Since about 33% of the Capex of the Cerrado Project is denominated in EUR, in 3Q22, the Company contracted hedge operations through NDFs to protect the exposure in EUR of the Capex of the Cerrado Project, converting it into USD. This type of hedge is established in the Derivatives Management Policy available on the Investor Relations website. ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of significant appreciation of the BRL. As such, if the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. This characteristic allows for capturing greater benefits from export revenue in a potential scenario of BRL appreciation versus USD within the range contracted. In cases of extreme BRL appreciation, the Company is protected by the minimum limits, which are considered appropriate for the operation. However, this protection instrument also limits, temporarily and partially, potential gains in scenarios of extreme BRL depreciation when exchange rates exceed the maximum limits contracted. On March 31, 2023, the outstanding notional value of operations involving forward USD sales through ZCCs related to Cash Flows (including those related to the Cerrado Project) was US$6,320 million, with an average forward rate ranging from R$5.63 to R$6.57 and maturities distributed between April 2023 and February 2025. On the same date, the outstanding notional value of operations involving forward USD sales through NDFs was US$248 million, whose maturities are distributed between August and November 2023 and with an average rate of R$5.54. Regarding hedge for foreign exchange exposure in EUR, the outstanding notional value of forward EUR purchases at the end of 1Q23 was €493 million (USD505 million), with an average contracted rate of 1.02 EUR/USD and maturities through July 2024. In 1Q23, operational, cash flow and Cerrado Project hedge operations resulted in a gain of R$1,498 million. The mark-to-market (“MtM” or “fair value”) value of these operations totaled R$2,855 million, with R$1,984 million related to cash flow operating hedge and R$871 million related to operating hedge of the Cerrado Project. The following table presents a sensitivity analysis of the cash impact that the Company could have on its cash flow hedge portfolios (ZCC and NDF) if the exchange rate remains the same as at the end of 1Q23 (BRL/USD = 5.08) in the coming quarters, as well as the projected cash impact for R$0.10 variations below / above the strike of put/call options, respectively, defined in each quarter. Note that the figures presented in the table are the Company’s projections based on the end-of-period curves and could vary depending on market conditions.

1Q23 EARNINGS RELEASE

| Maturity (up to) | Strike Range | Notional (US$ million) | Cash Adjustment (R$ million) Actual | Exchange Rate 1Q23 (R$ 5.08) | Sensitivity at R$ 0.10 / US$ variation (+/-) |
|---|---|---|---|---|---|
| | | | *Zero Cost Collars* | | |
| 1Q23 | - | - | 340 | - | - |
| 2Q23 | 5.73 - 6.84 | 1,074 | - | 700 | 107 |
| 3Q23 | 5.42 - 6.20 | 729 | - | 246 | 73 |
| 4Q23 | 5.55 - 6.34 | 1,046 | - | 487 | 105 |
| 1Q24 | 5.45 - 6.20 | 577 | - | 215 | 58 |
| 2Q24 | 5.56 - 6.40 | 560 | - | 267 | 56 |
| 3Q24 | 5.66 - 6.53 | 555 | - | 321 | 56 |
| 4Q24 | 5.71 - 6.63 | 505 | - | 316 | 51 |
| 1Q25 | 5.61 - 6.51 | 180 | - | 95 | 18 |
| Total | **5.59 - 6.47** | **5,226** | **340** | **2,649** | **523** |
| | | | NDF | | |
| 1Q23 | - | - | 14 | - | - |
| 2Q23 | - | - | - | - | - |
| 3Q23 | 5.53 | 215 | - | 96 | 22 |
| 4Q23 | 5.64 | 34 | - | 19 | 3 |
| Total | **5.54** | **248** | **14** | **114** | **25** |
| | | | *Zero Cost Collars* – Cerrado Project | | |
| 1Q23 | - | - | 33 | - | - |
| 2Q23 | 5.68 - 6.78 | 292 | - | 175 | 29 |
| 3Q23 | 5.87 - 7.22 | 300 | - | 238 | 30 |
| 4Q23 | 5.85 - 7.00 | 341 | - | 261 | 34 |
| 1Q24 | 5.87 - 6.98 | 95 | - | 75 | 9 |
| 2Q24 | 6.10 - 7.44 | 58 | - | 59 | 6 |
| 3Q24 | 6.35 - 8.34 | 9 | - | 11 | 1 |
| Total | **5.83 - 7.03** | **1,094** | **33** | **819** | **109** |

Page 18 of 38

1Q23 EARNINGS RELEASE

suzano

| | | | Cash Adjustment (R$ million) | | |
|---|---|---|---|---|---|
| Maturity (up to) | Strike Range | Notional (US$ million) | Actual | Exchange Rate 1Q23 (€ 1.09) | Sensitivity at € 0.10 / US$ variation (+/-) |
| NDF – Cerrado Project (EUR/USD) | | | | | |
| 1Q23 | - | - | 12 | - | - |
| 2Q23 | 1.01 | 49 | - | 20 | 25 |
| 3Q23 | 1.01 | 96 | - | 36 | 48 |
| 4Q23 | 1.02 | 97 | - | 32 | 48 |
| 1Q24 | 1.03 | 98 | - | 29 | 48 |
| 2Q24 | 1.03 | 96 | - | 27 | 47 |
| 3Q24 | 1.04 | 69 | - | 17 | 34 |
| Total | **1.02** | **505** | **12** | **160** | **250** |

To mitigate the effects of exchange and interest rate variations on its debt and its cash flows, the Company also uses currency and interest rate swaps. Swap contracts are entered into considering different interest rates and inflation indices in order to mitigate the mismatch between financial assets and liabilities.

On March 31, 2023, the Company had an outstanding amount (notional value) of US$5,573 million in swap contracts as shown in the table below. In 1Q23, the result of debt hedge transactions was a gain of R$484 million, mainly due to the positive impact of fixed, coupon and Libor curves, as well as a stronger BRL during the period. The mark-to-market adjustment (fair value) of these operations was a loss of R$1,251 million.

| | | | Notional (US$ million) | | Fair Value (R$ million) | |
|---|---|---|---|---|---|---|
| *Debt Hedge* | Maturity (up to) | Currency | Mar/23 | Dec/22 | Mar/23 | Dec/22 |
| Swap (PRÉ x USD) | 2024 | USD | 350 | 350 | (461) | (504) |
| Swap (CDI x USD) | 2026 | USD | 1,650 | 1,864 | (1,986) | (2,566) |
| Swap (IPCA x USD) | 2023 | USD | - | 121 | - | (30) |
| Swap (LIBOR x USD) | 2026 | USD | 3,230 | 3,200 | 890 | 1,053 |
| Swap (IPCA x CDI) | 2036 | BRL | 343[1] | 334 | 306 | 279 |
| Total | | | **5,573** | **5,868** | **(1,251)** | **(1,768)** |

[1]Translated at the closing exchange rate (5.08).

The following table presents a sensitivity analysis[1] of the cash impact that the Company could have on its debt hedge portfolio (swaps) if the exchange rate remains the same as at the end of 1Q23 (BRL/USD = 5.08) in the coming quarters, as well as the projected variation in cash impact for each R$0.10 variation on the same reference exchange rate (1Q23). Note that the figures presented in the table are the Company's projections based on the end-of-period curves and could vary depending on market conditions.

| Cash Adjustment (R$ million) |
|---|

Page 19 of 38

1Q23 EARNINGS RELEASE

| Maturity (up to) | Notional (US$ million) | Actual | R$ / US$ = 5.08 (1Q23) | Sensitivity at R$ 0.10 / US$ variation (+/-)[1] |
|---|---|---|---|---|
| 1Q23 | - | (33) | - | - |
| 2Q23 | 413 | - | 405 | 2 |
| 3Q23 | 458 | - | 273 | 2 |
| 4Q23 | 385 | - | 240 | 1 |
| 2024 | 1,615 | - | 122 | 38 |
| 2025 | 1,527 | - | (790) | 88 |
| 2026 | 995 | - | (980) | 85 |
| >=2027 | 179 | - | 65 | - |
| **Total** | **5,573** | **(33)** | **(665)** | **211** |

[1]Sensitivity analysis considers variation only in the exchange rate (R$/US$), while other variables are presumed constant.

Other transactions involving the Company's derivatives are related to the embedded derivative resulting from forestry partnerships and commodity hedges, as shown in the table.

| | | | Notional (US$ million) | | Fair Value (R$ million) | | Cash Adjustment (R$ million) | |
|---|---|---|---|---|---|---|---|---|
| Other *hedges* | Maturity (up to) | Index | Mar/23 | Dec/22 | Mar/23 | Dec/22 | Mar/23 | Dec/22 |
| Embedded derivative | 2038 | Dólar Fixo \| Dólar US-CPI | 127 | 125 | 31 | 40 | - | - |
| Commodities | 2024 | Brent/VLSFO/ Outros | 101 | - | 22 | - | - | - |
| Total | | | **228** | **125** | **53** | **40** | **-** | **-** |

A portion of the forestry partnership agreements and standing timber supply agreements is denominated in USD per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environment where the forests are located and, hence, constitutes an embedded derivative. This instrument, presented in the table above, consists of a sale swap contract of the variations in the US-CPI during the period of the contracts. See note 4 of the 1Q23 Financial Statements for more details and for a sensitivity analysis of the fair value in case of a sharp rise in the US-CPI and USD. On March 31, 2023, the outstanding (notional) value of the operation was US$127 million. The result of this swap in 1Q23 was a loss of R$9 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$31 million at the end of the quarter.

The Company is also exposed to the price of some commodities and, therefore, continually assesses the contracting of derivative financial instruments to mitigate such risks. On March 31, 2023, the outstanding (notional) value of the operation was US$101 million. The result from this swap in 1Q23 was a gain of R$22 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$22 million at the end of the quarter.


Results - Hedge Operations
(R$ million)
484
1.225
273
(9)
22
Total
1,995
Derivatives Notional
(US$ million)
1,599
127
101
5,573
5,474
Total
12,873
Derivatives Fair Value
(R$ million)
871
(1.251)
22
31
1.984
Total
1,656
Debt Hedge
Cash Flow Hedge
Embedded Derivatives
Commodity Hedge
Cerrado Hedge

Page 20 of 38

1Q23 EARNINGS RELEASE

## NET INCOME (LOSS)

In 1Q23, the Company posted net income of R$5,243 million, as against R$7,459 million in 4Q22 and R$10,306 million in 1Q22. The decline in net income in relation to 4Q22 was due to lower operating income mainly resulting from the decrease in both net revenue and other operating income/expenses (despite lower COGS), partially offset by the increase in the financial result and lower income tax and social contribution expenses.

The decline in net income compared to 1Q22 is explained by the decrease in financial result reflecting the effect of weaker BRL on debt and the mark-to-market result of operations with derivatives, partially offset by higher operating income driven by net revenue growth, despite the increase in COGS and SG&A expenses.

## DEBT

| Debt (R$ million) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y |
|---|---|---|---|---|---|
| Local Currency | **13,536** | **13,357** | **1%** | **13,221** | **2%** |
| Short Term | 3,087 | 2,228 | 38% | 1,171 | 164% |
| Long Term | 10,449 | 11,129 | -6% | 12,050 | -13% |
| Foreign Currency | **59,091** | **61,218** | **-3%** | **55,545** | **6%** |
| Short Term | 1,037 | 1,107 | -6% | 1,045 | -1% |
| Long Term | 58,054 | 60,111 | -3% | 54,500 | 7% |
| Gross Debt | **72,627** | **74,575** | **-3%** | **68,766** | **6%** |
| (-) Cash | 17,400 | 17,472 | 0% | 19,097 | -9% |
| Net debt | **55,227** | **57,103** | **-3%** | **49,669** | **11%** |
| *Net debt/Adjusted EBITDA[1] (x) - R$* | *1.9x* | *2.0x* | *-0.1x* | *2.1x* | *-0.5x* |
| *Net debt/Adjusted EBITDA[1] (x) – US$* | *1.9x* | *2.0x* | *-0.1x* | *2.4x* | *-0.4x* |

[1]Excluding non-recurring items.

On March 31, 2023, **gross debt** totaled R$72.6 billion and was composed of 94% long-term maturities and 6% short-term maturities. Foreign currency debt corresponded to 81% of the Company's total debt at the end of the quarter. The percentage of gross debt denominated in foreign currency, considering the effect of debt hedge, was 93%. Compared to 4Q22, gross debt decreased 3%, mainly due to the 3% appreciation of the closing BRL against the USD.

Page 21 of 38

1Q23 EARNINGS RELEASE

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is mostly denominated in foreign currency (USD) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in USD with receivable flows from sales.

**Gross Debt Evolution (R$ million)**


74,575
51
1,153
(1,511)
(1,657)
16
72,627
Gross Debt on Dec/22
Additions
Interest Accrual
Foreign Exchange Variation
Principal Interest Payment
Others*
Net Debt on Mar/23

*Corresponding mainly to transaction costs (issue, funding, goodwill, discount and loss on business combinations, etc.).

On March 31, 2023, the total average cost of debt in USD was 4.7% p.a. (considering the debt in BRL adjusted by the market swap curve), compared to 4.7% p.a. on December 31, 2022. The average term of consolidated debt at the end of the quarter was 77 months, compared to 80 months at the end of 4Q22.


Type Exposure
Export financing
25%
2% Others
4% BNDES
3% ARC
8% Debenture
Bond 58%
Index Exposure ²
CDI
Fixed (R$)
IPCA
1%
1%
3%
95%
Fixed (US$)
Currency Exposure¹
R$
7%
93%
US$

[1]Considers the portion of debt with currency swaps. The original debt was 81% denominated in USD and 19% in BRL.
[2]Considers the debt portion with swap for US$ fixed rate. The exposure of the original debt was: Fixed (US$) – 58%, Libor/SOFR– 23%, CDI – 11%, Other (Fixed R$, IPCA, TJLP, others) – 7%.

**Cash and cash equivalents and financial investments** on March 31, 2023 amounted to R$17.4 billion, 56% of which were in foreign currency, allocated to remunerated account or in short-term fixed-income investments abroad. The remaining 44% was invested in local currency fixed-income bonds (mainly CDBs, but also in government bonds and others), remunerated at the CDI rate.

On March 31, 2023, the Company also had two stand-by credit facilities totaling R$6.5 billion (US$1.3 billion) available through February 2024 (US$100 million) and February 2027 (US$1.2 billion). These facilities strengthen the company's liquidity position and can be withdrawn during times of uncertainty. As a result, the cash and equivalents of R$17.4 billion plus the credit facilities described above amounted to a readily available cash position of R$23.9 billion on December 31, 2023. Additionally, the company has financing agreements with IFC (US$ 600 million) and Finnvera (US$ 800 million) related to the Cerrado Project, as per Notices to the Market of 11/01/22 and 12/22/22, not yet withdrawn, further strengthening its liquidity condition.

Page 22 of 38

1Q23 EARNINGS RELEASE


Net Debt (R$ and US$ million)
49,669
54,899
57,788
57,103
55,227
10,484
10,481
10,688
10,944
10,871
1Q22
2Q22
3Q22
4Q22
1Q23
R$
US$


Net Debt / Adjusted EBITDA in R$ and US$ (x)
2.1
2.4
2.3 2.3
2.2
2.1
2.0 2.0
1.9 1.9
1Q22
2Q22
3Q22
4Q22
1Q23
R$
US$

On March 31, 2023, **net debt** stood at R$55.2 billion (US$10.9 billion), compared to R$57.1 billion (US$10.9 billion) on December 31, 2022. The decrease in net debt in local currency is mainly due to the impact of exchange variation on the debt balance in USD.

Financial leverage, measured as the ratio of **net debt to Adjusted EBITDA** in BRL, stood at 1.9 times on March 31, 2023 (2.0 times in 4Q22). The same ratio in USD, the measure established in Suzano's financial policy, fell to 1.9 times on March 31, 2023 (2.0 times in 4Q22).


Amortization Schedule (R$ million)
23,878
6,478
17,400
2,828
3,390
10,754
11,031
7,740
36,883
Liquidity
9M23
2024
2025
2026
2027
2028 onwards
Stand-by facilities
Cash on hand
Debt

The breakdown of total gross debt between trade and non-trade finance on March 31, 2023 is shown below:

| | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 onwards | Total |
|---|---|---|---|---|---|---|---|
| Trade Finance[1] | 7% | 95% | 57% | 50% | 51% | 0% | 26% |
| Non-Trade Finance[2] | 93% | 5% | 43% | 50% | 49% | 100% | 74% |

[1]ECN, EPP
[2]Bonds, BNDES, CRA, Debentures, among others.

Page 23 of 38

1Q23 EARNINGS RELEASE

## CAPEX

In 1Q23, capital investments (on a cash basis) totaled R$3,720 million. A decrease of 28% compared to 4Q22, mainly due to the lower investment in the Cerrado Project, in addition to the lower disbursement in the maintenance line, with emphasis on industrial maintenance due to the greater concentration of projects executed in 4Q22.

Compared to 1Q22, the 39% increase is mainly due to the progress in the execution of the Cerrado Project and the increase in the maintenance line due to higher wood prices and investments in road rehabilitation for forestry and harvesting logistics.

| Investments (R$ million) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y | LTM 1Q23 | *Guidance 2023* |
|---|---|---|---|---|---|---|---|
| Maintenance | **1,465** | **1,712** | -14% | **1,231** | 19% | **5,866** | **6,360** |
| Industrial maintenance | 209 | 391 | -47% | 184 | 13% | 1,066 | 1,301 |
| Forestry maintenance | 1,237 | 1,241 | 0% | 1,037 | 19% | 4,648 | 4,809 |
| Others | 20 | 80 | -75% | 10 | 109% | 152 | 250 |
| Expansion and modernization | **128** | **137** | -7% | **84** | 52% | **505** | **732** |
| Land and forestry | **377** | **193** | 95% | **90** | - | **2,922** | **2,420** |
| Port terminals | **3** | **4** | -4% | **45** | -92% | **53** | **12** |
| Others | **12** | **100** | -88% | **1** | - | **130** | **34** |
| Cerrado Project | **1,735** | **2,999** | -42% | **1,232** | 41% | **7,870** | **8,937** |
| Total | **3,720** | **5,144** | -28% | **2,683** | 39% | **17,346** | **18,495** |

## CERRADO PROJECT

The Cerrado Project is progressing according to schedule on its physical and financial curves, closing the first quarter of 2023 with the "inside the fence" execution (which corresponds to industrial and infrastructure investments) reaching physical progress of 57% and financial progress of 43% (R$6,796 million). The Company expects the new pulp mill located in Ribas do Rio Pardo, Mato Grosso do Sul, with annual capacity of 2,550 thousand tons, to go operational in the second half of 2024.

As disclosed in a Material Fact on 04/27/2023, the capital investment related to the full execution of the Cerrado Project was revised from R$19.3 billion to R$22.2 billion, of which R$15.9 billion refer to investment in industrial capital and R$6.3 billion in investments in forestry, logistics and others. Production cash cost estimates (not including scheduled maintenance stops) are maintained at approximately R$500 per ton, from the completion of the learning curve of the new industrial plant and approximately R$400 per ton from the beginning of the second forest cycle.

## OPERATING CASH GENERATION

| Operating Cash Flow - Consolidated (R$ million) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y | LTM 1Q23 |
|---|---|---|---|---|---|---|
| Adjusted EBITDA[1] | 6,155 | 8,175 | -25% | 5,121 | 20% | 29,228 |
| Maintenance Capex[2] | (1,465) | (1,712) | -14% | (1,231) | 19% | (5,866) |
| **Operating Cash Flow** | **4,689** | **6,463** | **-27%** | **3,890** | **21%** | **23,362** |
| **Operating Cash Flow (R$/ton)** | **1,714** | **2,087** | **-18%** | **1,444** | **19%** | **1,955** |

[1]Excludes non-recurring items.
[2]Cash basis.

Operating cash generation, measured by adjusted EBITDA less sustaining capex (cash basis), amounted to R$4.689 billion in 1Q23. The 18% decline in operating cash generation per ton in relation to 4Q22 is due to lower adjusted EBITDA per ton, partially offset by lower sustaining capex per ton. Compared to 1Q22, operating cash generation per ton increased 19%, due to higher Adjusted EBITDA per ton, which was partially offset by higher sustaining capex per ton.

Page 24 of 38

1Q23 EARNINGS RELEASE


Operating Cash Flow per ton (R$/t)¹
+19%
-18%
1,444
2,087
1,714
1Q22
4Q22
1Q23

## FREE CASH FLOW

| Free Cash Flow (R$ million) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y | LTM 1Q23 |
|---|---|---|---|---|---|---|
| Adjusted EBITDA | 6,155 | 8,175 | -25% | 5,121 | 20% | 29,228 |
| (-) Total Capex[1] | (3,843) | (4,088) | -6% | (2,734) | 41% | (18,027) |
| (-) Leases contracts – IFRS 16 | (293) | (301) | -3% | (255) | 15% | (1,082) |
| (+/-) Δ Working capital | (442) | (1,578) | -72% | 920 | - | (3,684) |
| (-) Net interest[2] | (1,429) | (404) | - | (1,312) | 9% | (3,591) |
| (-) Income taxes | (43) | (90) | -53% | (70) | -39% | (279) |
| (-) Dividend payment/Share Buyback Program | (87) | (2,349) | -96% | (1,000) | - | (5,143) |
| (+/-) Derivative cash adjustment | 366 | 256 | 43% | (287) | - | 935 |
| **Free cash flow** | **384** | **(379)** | **-** | **383** | **0%** | **(1,643)** |
| (+) Capex ex-maintenance | 2,487 | 1,731 | 44% | 1,564 | 59% | 10,379 |
| (+) Dividend payment/Share Buyback Program | 87 | 2,349 | -96% | 1,000 | - | 5,143 |
| **Free cash flow – Adjusted[3]** | **2,958** | **3,701** | **-20%** | **2,947** | **0%** | **13,878** |

[1]Accrual basis, except for the Parkia deal on cash basis (payment of R$1.7 billion in 2Q22, as per the Cash Flow Statement) and excludes the non-cash effect related to the Cerrado Project in 1Q23 and 4Q22, as per note 15 (Property, Plant and Equipment) to the Financial Statements.
[2]Considers interest paid on debt, interest received on financial investments and premiums paid resulting from liability management operations.
[3]Free cash flow prior to dividend payments and capex ex-maintenance (accrual basis).

Adjusted Free Cash Flow in 1Q23 was R$2,958 million, compared to R$3,701 million in 4Q22 and R$2,947 million in 1Q22. The decrease of 20% from the previous quarter is mainly due to the decline in adjusted EBITDA and higher concentration of net interest payments (especially on bonds), partially offset by lower working capital investment, largely due to the decrease in accounts receivable (in opposition to the negative variation observed in 4Q22) and variation in suppliers (lower impact than in the previous quarter) and lower concentration of sustaining capex in the period.

Compared to 1Q22, the metric remained stable. The 20% growth in adjusted EBITDA and the positive adjustment of derivatives (offsetting the negative effect registered in the same period last year) were offset by the working capital

Page 25 of 38

1Q23 EARNINGS RELEASE

investment (in relation to the release observed in 1Q22), higher sustaining capex and higher net interest payments (increase in CDI and Libor rates, and depreciation of average BRL against the USD).

## EVOLUTION OF NET DEBT

Following were the changes in net debt in 1Q23:

**Reconciliation Net Debt Evolution (R$ million)**


57,103
(6,155)
3,843
442
876
43
(1,254)
87
241
55,227
Net Debt Dec 2022
Adjusted EBITDA
Total Capex[1]
Working Capital
Accrued Net Interest
Taxes
FX[2]
Dividends/ Share Buyback
Other[3]
Net Debt Mar 2023

[1]Accrual basis, except for the non-cash effect in the quarter of R$738 million, mainly related to Cerrado Project, as per the Cash Flow Statement.
[2]Net of exchange variations on cash and financial investments.
[3]Considers amounts related to derivative adjustments, lease agreements and other items.

## ESG

In search of constant evolution in transparency, Suzano directed its efforts in the quarter to anticipate the release of its Annual Sustainability Report and the 2022 Sustainability Center, disclosing them, in an unprecedented period of time, on April 17, before the Ordinary General Meeting held on the 26th of the same month, seeking to meet the growing interest in guiding the vote of shareholders in Meetings.

The Report was externally assured, following the 2021 Standards of the Global Reporting Initiative (GRI) and in line with the 17 Sustainable Development Goals (SDGs) defined by the United Nations.

The Company also disclosed its non-financial information based on internationally recognized reporting frameworks, such as the Sustainability Accounting Standards Board (SASB), Task Force on Climate-Related Financial Disclosures (TCFD) and Global Reporting Initiative (GRI), being available at its investor relations website. In this hub it is possible to find a wide range of indicators of the aforementioned norms and standards, including the Stakeholder Capitalism Metrics, from the World Economic Forum (WEF).

## TOTAL OPERATIONAL EXPENDITURE - PULP

As disclosed through a Material Fact notice on February 28, 2023, the estimated total operating expenditure for 2027 is approximately R$1,750 per ton and the trend for the indicator remains as planned, considering the foreign exchange and monetary assumptions used.

# CAPITAL MARKETS

On March 31, 2023, Suzano's stock was quoted at R$41.60/share (SUZB3) and US$8.21/share (SUZ). The Company's stock is listed on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) - Level II.

Page 26 of 38

1Q23 EARNINGS RELEASE Page 27 of 38 Source: Bloomberg. Source: Bloomberg. On February 28, 2023, the Board of Directors of the Company resolved on canceling 37,145,969 common shares held in treasury, equivalent to 92.9% of the total shares issued by the Company and acquired under the Company’s share buyback programs approved at Board of Directors meetings held on May 4, 2022 (May/22 Program) and July 27, 2022 (July/22 Program), and fully implemented between May and September of 2022. Regarding the share buyback program in effect, disclosed in a Material Fact notice on October 27, 2022 (October/22 Program), until March 31, 2023, the Company had traded 1,961,900 shares at an average cost of R$44.47, amounting to R$87 million at market value. On March 31, 2023, the capital stock of the Company was represented by 1,324,117,615 common shares, of which 16,727,500 were held in treasury. Suzano’s market capitalization on the same date (ex-treasury shares) stood at R$54.4 billion. Free float in 1Q23 corresponded to 52% of total capital. 60 90 120 Apr-22 May-22 Jun-22 Jul-22 Aug-22 Sep-22 Oct-22 Nov-22 Dec-22 Jan-23 Feb-23 Mar-23 Stock Performance Ibovespa -16% SUZB3 -20% SUZ US -26% INDU -4%

1Q23 EARNINGS RELEASE


Free Float distribution 03/31/2023
(B3 + NYSE)
Local
29%
71%
Foreign
Individual Investors
6%
94%
Institutional Investors


Ownership Structure (03/31/2023)
Treasury
1%
Other Shareholders
52%
47%
Controlling Shareholders

## FIXED INCOME

| | Unit | Mar/23 | Dec/22 | Mar/22 | Δ Q-o-Q | Δ Y-o-Y |
|---|---|---|---|---|---|---|
| Fibria 2025 – Price | USD/k | 97.43 | 97.39 | 101.67 | 0% | -4% |
| Fibria 2025 – Yield | % | 5.53 | 5.37 | 3.36 | 3% | 65% |
| Suzano 2026 – Price | USD/k | 100.44 | 100.41 | 107.18 | 0% | -6% |
| Suzano 2026 – Yield | % | 5.60 | 5.62 | 3.91 | 0% | 43% |
| Fibria 2027 – Price | USD/k | 100.55 | 100.62 | 106.03 | 0% | -5% |
| Fibria 2027 – Yield | % | 5.34 | 5.33 | 4.10 | 0% | 30% |
| Suzano 2028 – Price | USD/k | 85.58 | 84.08 | 90.26 | 2% | -5% |
| Suzano 2028 – Yield | % | 5.61 | 5.82 | 4.24 | -4% | 32% |
| Suzano 2029 – Price | USD/k | 100.67 | 99.61 | 107.85 | 1% | -7% |
| Suzano 2029 – Yield | % | 5.86 | 6.08 | 4.64 | -4% | 26% |
| Suzano 2030 – Price | USD/k | 95.31 | 93.94 | 102.29 | 1% | -7% |
| Suzano 2030 – Yield | % | 5.85 | 6.07 | 4.65 | -4% | 26% |
| Suzano 2031 – Price | USD/k | 86.89 | 83.87 | 94.06 | 4% | -8% |
| Suzano 2031 – Yield | % | 5.87 | 6.34 | 4.58 | -7% | 28% |
| Suzano 2032 – Price | USD/k | 81.84 | 78.28 | 88.98 | 5% | -8% |
| Suzano 2032 – Yield | % | 5.79 | 6.32 | 4.53 | -8% | 28% |
| Suzano 2047 – Price | USD/k | 102.09 | 100.50 | 112.78 | 2% | -9% |
| Suzano 2047 – Yield | % | 6.82 | 6.96 | 6.01 | -2% | 14% |
| Treasury 10 years | % | 3.47 | 3.88 | 2.34 | -11% | 48% |

Note: Senior Notes issued with face value of 100 USD/k.

## RATINGS

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1Q23 EARNINGS RELEASE

| Agency | National Scale | Global Scale | Outlook |
|---|---|---|---|
| Fitch Ratings | AAA | BBB- | Stable |
| Standard & Poor's | br.AAA | BBB- | Stable |
| Moody's | Aaa.br | Baa3 | Stable |

## UPCOMING EVENTS

Earnings Conference Call (1Q23)

**Date:** April 28, 2023 (Friday)

Portuguese (simultaneous translation)
10:00 a.m. (Brasília)
9:00 a.m. (New York)
2:00 p.m. (London)
Tel.: +55 (11) 4090-1621

English
10:00 a.m. (Brasília time)
9:00 a.m. (New York)
2:00 p.m. (London)
Tel.: +1 844 204 8942

Please connect 10 minutes before the conference call is scheduled to begin.

The conference call will be held in English and feature a presentation, with simultaneous webcast. The access links will be available on the Company's Investor Relations website (www.suzano.com.br/ri).

If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano S.A.

IR CONTACTS

Marcelo Bacci
Camila Nogueira
Roberto Costa
Mariana Dutra

Page 29 of 38

1Q23 EARNINGS RELEASE Page 30 of 38 Luísa Puccini Arthur Trovo Tel.: +55 (11) 3503-9330 ri@suzano.com.br www.suzano.com.br/ri

1Q23 EARNINGS RELEASE

# APPENDICES

## APPENDIX 1 – Operating Data

| Revenue Breakdown (R$ '000) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y |
|---|---|---|---|---|---|
| **Exports** | **9,125,564** | **11,950,321** | **-24%** | **7,907,380** | **15%** |
| Pulp | 8,534,778 | 11,246,458 | -24% | 7,342,773 | 16% |
| Paper | 590,786 | 703,863 | -16% | 564,607 | 5% |
| **Domestic Market** | **2,150,819** | **2,419,386** | **-11%** | **1,835,455** | **17%** |
| Pulp | 666,301 | 728,455 | -9% | 645,533 | 3% |
| Paper | 1,484,518 | 1,690,931 | -12% | 1,189,922 | 25% |
| **Total Net Revenue** | **11,276,383** | **14,369,707** | **-22%** | **9,742,835** | **16%** |
| Pulp | 9,201,079 | 11,974,913 | -23% | 7,988,306 | 15% |
| Paper | 2,075,304 | 2,394,794 | -13% | 1,754,529 | 18% |

| Sales volume ('000) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y |
|---|---|---|---|---|---|
| **Exports** | **2,353,622** | **2,655,960** | **-11%** | **2,288,468** | **3%** |
| Pulp | 2,283,732 | 2,575,778 | -11% | 2,194,853 | 4% |
| Paper | 69,890 | 80,182 | -13% | 93,615 | -25% |
| Paperboard | 5,245 | 6,059 | -13% | 8,684 | -40% |
| Printing & Writing | 64,600 | 73,599 | -12% | 84,332 | -23% |
| Other paper[1] | 45 | 524 | -91% | 599 | -92% |
| **Domestic Market** | **381,554** | **441,372** | **-14%** | **405,287** | **-6%** |
| Pulp | 171,296 | 183,251 | -7% | 186,647 | -8% |
| Paper | 210,258 | 258,121 | -19% | 218,640 | -4% |
| Paperboard | 37,669 | 39,443 | -4% | 38,480 | -2% |
| Printing & Writing | 139,500 | 180,139 | -23% | 147,164 | -5% |
| Other paper[1] | 33,089 | 38,539 | -14% | 32,996 | 0% |
| **Total Sales Volume** | **2,735,176** | **3,097,332** | **-12%** | **2,693,755** | **2%** |
| Pulp | 2,455,028 | 2,759,029 | -11% | 2,381,500 | 3% |
| Paper | 280,148 | 338,303 | -17% | 312,255 | -10% |
| Paperboard | 42,914 | 45,502 | -6% | 47,164 | -9% |
| Printing & Writing | 204,100 | 253,738 | -20% | 231,496 | -12% |
| Other paper[1] | 33,134 | 39,063 | -15% | 33,595 | -1% |

[1]Paper of other manufacturers sold by Suzano and tissue paper.

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1Q23 EARNINGS RELEASE

| Average net price (R$/ton) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q23 | Δ Y-o-Y |
|---|---|---|---|---|---|
| Exports | **3,877** | **4,499** | **-14%** | **3,455** | **12%** |
| Pulp | 3,737 | 4,366 | -14% | 3,345 | 12% |
| Paper | 8,453 | 8,778 | -4% | 6,031 | 40% |
| Domestic Market | **5,637** | **5,482** | **3%** | **4,529** | **24%** |
| Pulp | 3,890 | 3,975 | -2% | 3,459 | 12% |
| Paper | 7,060 | 6,551 | 8% | 5,442 | 30% |
| Total | **4,123** | **4,639** | **-11%** | **3,617** | **14%** |
| Pulp | 3,748 | 4,340 | -14% | 3,354 | 12% |
| Paper | 7,408 | 7,079 | 5% | 5,619 | 32% |

| Average net price (US$/ton) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y |
|---|---|---|---|---|---|
| Exports | **746** | **856** | **-13%** | **661** | **13%** |
| Pulp | 719 | 831 | -13% | 640 | 12% |
| Paper | 1,627 | 1,670 | -3% | 1,153 | 41% |
| Domestic Market | **1,085** | **1,043** | **4%** | **866** | **25%** |
| Pulp | 749 | 756 | -1% | 661 | 13% |
| Paper | 1,359 | 1,247 | 9% | 1,041 | 31% |
| Total | **793** | **883** | **-10%** | **692** | **15%** |
| Pulp | 721 | 826 | -13% | 641 | 12% |
| Paper | 1,426 | 1,347 | 6% | 1,074 | 33% |

[1]Paper of other manufacturers sold by Suzano and tissue paper.

| FX Rate R$/US$ | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y |
|---|---|---|---|---|---|
| Closing | 5.08 | 5.22 | -3% | 4.74 | 7% |
| Average | 5.20 | 5.26 | -1% | 5.23 | -1% |

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1Q23 EARNINGS RELEASE

## APPENDIX 2 – Consolidated Statement of Income and Goodwill Amortization

| Income Statement (R$ '000) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y |
|---|---|---|---|---|---|
| Net Revenue | **11,276,383** | **14,369,707** | **-22%** | **9,742,835** | **16%** |
| Cost of Goods Sold | (5,968,674) | (6,792,853) | -12% | (5,432,840) | 10% |
| Gross Debt | **5,307,709** | **7,576,854** | **-30%** | **4,309,995** | **23%** |
| *Gross Margin* | 47% | 53% | -6 p.p. | 44% | 3 p.p. |
| Operating Expense/Income | **(1,001,421)** | **(277,969)** | **-** | **(920,914)** | **9%** |
| Selling Expenses | (604,353) | (660,372) | -8% | (572,141) | 6% |
| General and Administrative Expenses | (390,235) | (615,872) | -37% | (336,464) | 16% |
| Other Operating Income (Expenses) | (21,304) | 980,852 | - | (2,567) | - |
| Equity Equivalence | 14,471 | 17,423 | -17% | (9,742) | - |
| EBIT | **4,306,288** | **7,298,885** | **-41%** | **3,389,081** | **27%** |
| Depreciation, Amortization & Depletion | **1,747,714** | **1,910,259** | **-9%** | **1,724,354** | **1%** |
| EBITDA | **6,054,002** | **9,209,144** | **-34%** | **5,113,436** | **18%** |
| *EBITDA Margin (%)* | 54% | 64% | -10 p.p. | 52% | 2 p.p. |
| Adjusted EBITDA[1] | **6,154,515** | **8,175,098** | **-25%** | **5,121,098** | **20%** |
| *Adjusted EBITDA Margin[1]* | 55% | 57% | -2 p.p. | 53% | 2 p.p. |
| Net Financial Result | **2,470,107** | **1,999,957** | **24%** | **12,935,279** | **-81%** |
| Financial Expenses | 385,761 | 344,938 | 12% | 158,284 | - |
| Financial Revenues | (1,159,025) | (1,190,425) | -3% | (1,050,121) | 10% |
| Exchange Rate Variation | 1,248,118 | 1,594,391 | -22% | 7,630,673 | -84% |
| Net Proceeds Generated by Derivatives | 1,995,253 | 1,251,053 | 59% | 6,196,443 | -68% |
| Earnings Before Taxes | **6,776,395** | **9,298,842** | **-27%** | **16,324,360** | **-58%** |
| Income and Social Contribution Taxes | **(1,533,602)** | **(1,839,952)** | **-17%** | **(6,018,250)** | **-75%** |
| Net Income (Loss) | **5,242,793** | **7,458,890** | **-30%** | **10,306,110** | **-49%** |
| *Net Margin* | 46% | 52% | -6 p.p. | 106% | -59 p.p. |

[1]Excluding non-recurring items and PPA effects.

| Goodwill amortization - PPA (R$ '000) | 1Q23 | 4Q22 | Δ Q-o-Q | 1Q22 | Δ Y-o-Y |
|---|---|---|---|---|---|
| COGS | (138,235) | (113,657) | 22% | (122,883) | 12% |
| Selling Expenses | (207,626) | (207,740) | 0% | (207,757) | 0% |
| General and administrative expenses | (2,457) | (2,625) | -6% | (1,090) | 125% |
| Other operational revenues (expenses) | 34,235 | (2,161) | - | (1,085) | - |
| Financial results | - | (4,722) | - | (4,722) | - |

Page 33 of 38

1Q23 EARNINGS RELEASE

## APPENDIX 3 – Consolidated Balance Sheet

| Assets (R$ '000) | 03/31/2023 | 12/31/2022 | 03/31/2022 |
|---|---|---|---|
| Current Assets | | | |
| Cash and cash equivalents | 4,761,264 | 9,505,951 | 9,797,437 |
| Financial investments | 12,206,095 | 7,546,639 | 9,047,064 |
| Trade accounts receivable | 9,403,901 | 9,607,012 | 4,515,673 |
| Inventories | 6,250,810 | 5,728,261 | 5,133,522 |
| Recoverable taxes | 588,241 | 549,580 | 447,468 |
| Derivative financial instruments | 3,694,528 | 3,048,493 | 1,870,977 |
| Advance to suppliers | 97,658 | 108,146 | 50,332 |
| Dividend's receivable | 4,868 | 7,334 | 6,604 |
| Other assets | 880,777 | 1,021,234 | 878,827 |
| Total Current Assets | **37,888,142** | **37,122,650** | **31,747,904** |
| Non-Current Assets | | | |
| Financial investments | 432,882 | 419,103 | 252,227 |
| Recoverable taxes | 1,355,526 | 1,406,363 | 1,258,690 |
| Deferred taxes | 2,577,003 | 3,986,415 | 2,772,622 |
| Derivative financial instruments | 1,647,760 | 1,825,256 | 2,242,272 |
| Advance to suppliers | 1,841,724 | 1,592,132 | 1,373,504 |
| Judicial deposits | 340,426 | 362,561 | 307,143 |
| Other assets | 325,210 | 279,955 | 267,249 |
| Biological assets | 15,114,469 | 14,632,186 | 12,321,547 |
| Investments | 628,771 | 612,516 | 502,559 |
| Property, plant and equipment | 53,065,353 | 50,656,634 | 39,137,734 |
| Right of use on lease agreements | 5,188,991 | 5,109,226 | 4,908,555 |
| Intangible | 14,964,964 | 15,192,971 | 15,843,938 |
| Total Non-Current Assets | **97,483,079** | **96,075,318** | **81,188,040** |
| Total Assets | **135,371,221** | **133,197,968** | **112,935,944** |

| Liabilities and Equity (R$ ´000) | 03/31/2023 | 12/31/2022 | 03/31/2022 |
|---|---|---|---|
| Current Liabilities | | | |
| Trade accounts payable | 6,655,038 | 6,206,570 | 3,241,621 |
| Loans, financing and debentures | 4,124,665 | 3,335,029 | 2,216,304 |
| Accounts payable for lease operations | 708,567 | 672,174 | 580,282 |
| Derivative financial instruments | 484,932 | 667,681 | 429,723 |
| Taxes payable | 489,779 | 449,122 | 398,852 |
| Payroll and charges | 447,750 | 674,525 | 389,344 |
| Liabilities for assets acquisitions and subsidiaries | 1,812,867 | 1,856,763 | 93,571 |
| Dividends payable | 5,097 | 5,094 | 6,059 |
| Advance from customers | 125,734 | 131,355 | 84,874 |
| Other liabilities | 458,208 | 494,230 | 266,733 |
| Total Current Liabilities | **15,312,637** | **14,492,543** | **7,707,363** |
| Non-Current Liabilities | | | |
| Loans, financing and debentures | 68,502,299 | 71,239,562 | 66,549,620 |
| Accounts payable for lease operations | 5,517,038 | 5,510,356 | 5,034,988 |
| Derivative financial instruments | 3,200,874 | 4,179,114 | 3,652,449 |
| Liabilities for assets acquisitions and subsidiaries | 186,141 | 205,559 | 277,687 |
| Provision for judicial liabilities | 3,214,209 | 3,256,310 | 3,222,375 |
| Actuarial liabilities | 695,964 | 691,424 | 675,612 |
| Deferred taxes | 11,377 | 1,118 | 1,118 |
| Share-based compensation plans | 170,758 | 162,117 | 147,058 |
| Advance from customers | 136,161 | 136,161 | 149,540 |
| Other liabilities | 121,969 | 157,339 | 136,028 |
| Total Non-Current Liabilities | **81,756,790** | **85,539,060** | **79,846,475** |
| Shareholders' Equity | | | |
| Share capital | 9,235,546 | 9,235,546 | 9,235,546 |
| Capital reserves | 20,505 | 18,425 | 14,424 |
| Treasury shares | (690,343) | (2,120,324) | (215,900) |

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1Q23 EARNINGS RELEASE Page 35 of 38 Retained earnings reserves 22,690,645 24,207,869 3,840,935 Other reserves 1,670,888 1,719,516 2,071,992 Retained earnings 5,265,142 10,335,249 Controlling shareholders’ 38,192,383 33,061,032 25,282,246 Non-controlling interest 109,411 105,333 99,860 Total Equity 38,301,794 33,166,365 25,382,106 Total Liabilities and Equity 135,371,221 133,197,968 112,935,944 APPENDIX 4 – Consolidated Statement of Cash Flow Fluxo de Caixa (R$ mil) 1Q23 1Q22 Operating Activities Net income for the period 5,242,793 10,306,110 Depreciation, depletion and amortization 1,681,182 1,680,930 Depreciation of right of use 66,532 56,098 Sublease of ships - (7,952) Interest expense on lease liabilities 111,966 108,105 Result from sale and disposal of property, plant and equipment and biological assets, net 42,748 (17,424) Income (expense) from associates and joint ventures (14,471) 9,742 Exchange rate and monetary variations, net (1,248,118) (7,630,673) Interest expenses on financing, loans and debentures, net 1,152,740 891,604 Capitalized loan costs (233,418) (42,535) Accrual of interest on marketable securities (196,013) (129,740) Amortization of transaction costs 16,206 20,998 Derivative gains, net (1,995,253) (6,196,443) Deferred income tax and social contribution 1,419,825 5,959,316 Interest on actuarial liabilities 17,307 14,815 Provision for judicial liabilities, net 33,728 21,764 Tax litigation reduction program 14,031 - Provision for doubtful accounts, net 2,890 600 Provision for inventory losses, net (9,141) (13,727) Provision for loss of ICMS credits, net 77,674 18,671 Other 7,308 4,339 Decrease (increase) in assets (23,968) 980,121 Trade accounts receivable 74,816 1,274,406 Inventories (371,738) (359,437) Recoverable taxes (69,807) (103,175) Other assets 342,761 168,327 Increase (decrease) in liabilities (397,913) (60,491) Trade accounts payable (144,111) 155,492 Taxes payable 88,148 157,724 Payroll and charges (226,775) (201,184) Other liabilities (115,175) (172,523) Cash generated from operations 5,768,637 5,974,228 Payment of interest on financing, loans and debentures (1,597,534) (1,425,025) Interest received on marketable securities 168,762 113,263 Payment of income taxes (42,653) (69,621) Cash provided by operating activities 4,297,212 4,592,845 Investing Activities Additions to property, plant and equipment (2,449,753) (1,663,402) Additions to intangible (17) (49,677) Additions to biological assets (1,393,291) (1,021,392) Proceeds from sales of property, plant and equipment 24,941 57,378 Capital increase in subsidiaries and affiliates (20,263) (1,920) Marketable securities, net (4,734,298) (2,075,606) Advances for acquisition (receipt) of wood from operations with development and partnerships (261,018) (103,568) Cash used in investing activities (8,833,698) (4,858,187) Financing Activities Proceeds from loans, financing and debentures 50,691 242,070

1Q23 EARNINGS RELEASE Page 36 of 38 Payment of derivative transactions 365,724 (287,023) Payment of loans, financing and debentures (59,053) (797,865) Payment of leases (292,682) (255,065) Payment of dividends 5 (999,753) Liabilities for assets acquisitions and associates (16,929) (109) Shares repurchased (87,244) - Cash used by financing activities (39,488) (2,097,745) Exchange variation on cash and cash equivalents (168,712) (1,430,252) Decrease in cash and cash equivalents, net (4,744,687) (3,793,339) At the beginning of the period 9,505,951 13,590,776 At the end of the period 4,761,264 9,797,437 Decrease in cash and cash equivalents, net (4,744,687) (3,793,339) APPENDIX 5 – EBITDA (R$ '000, except where otherwise indicated) 1Q23 1Q22 Net income 5,242,793 10,306,110 Net Financial Result (2,470,107) (12,935,279) Income and Social Contribution Taxes 1,533,602 6,018,250 EBIT 4,306,288 3,389,081 Depreciation, Amortization and Depletion 1,747,714 1,724,354 EBITDA¹ 6,054,002 5,113,436 EBITDA Margin 54% 52% Social actions and operating expenses COVID-19 - 174 Tax credits - Exclusion of ICMS in the PIS and COFINS calculation base - 1,324 Equity (14,471) 9,742 Kimberley Clark Brazil Tissue Operation 6,354 - Provision - Loss of ICMS credit 77,673 18,670 Income from disposal and write-off of property, plant and equipment and biological assets 30,957 (22,250) Adjusted EBITDA 6,154,515 5,121,098 Adjusted EBITDA Margin 55% 53% 1The Company's EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

1Q23 EARNINGS RELEASE

## APPENDIX 6 – Segmented Income Statement

| Segmented Financial Statement (R$ '000) | 1Q23 | | | | 1Q22 | | | |
|---|---|---|---|---|---|---|---|---|
| | Pulp | Paper | Non Segmented | Total Consolidated | Pulp | Paper | Non Segmented | Total Consolidated |
| Net Revenue | **9,201,079** | **2,075,304** | - | **11,276,383** | **7,988,306** | **1,754,529** | - | **9,742,835** |
| Cost of Goods Sold | (4,808,051) | (1,160,623) | - | (5,968,674) | (4,336,336) | (1,096,504) | - | (5,432,840) |
| Gross Profit | **4,393,028** | **914,681** | - | **5,307,709** | **3,651,970** | **658,025** | - | **4,309,995** |
| *Gross Margin* | *48%* | *44%* | - | *47%* | *46%* | *38%* | - | *44%* |
| Operating Expense/Income | **(766,979)** | **(234,442)** | - | **(1,001,421)** | **(684,127)** | **(236,787)** | - | **(920,914)** |
| Selling Expenses | (468,807) | (135,546) | - | (604,353) | (434,053) | (138,088) | - | (572,141) |
| General and Administrative Expenses | (275,655) | (114,580) | - | (390,235) | (239,931) | (96,533) | - | (336,464) |
| Other Operating Income (Expenses) | (17,709) | (3,595) | - | (21,304) | (4,090) | 1,523 | - | (2,567) |
| Equity Equivalence | (4,808) | 19,279 | - | 14,471 | (6,052) | (3,689) | - | (9,742) |
| EBIT | **3,626,049** | **680,239** | - | **4,306,288** | **2,967,843** | **421,239** | - | **3,389,081** |
| Depreciation, Amortization & Depletion | 1,591,875 | 155,839 | - | 1,747,714 | 1,561,129 | 163,225 | - | 1,724,354 |
| EBITDA | **5,217,924** | **836,078** | - | **6,054,002** | **4,528,972** | **584,464** | - | **5,113,436** |
| *EBITDA Margin* | *57%* | *40%* | - | *54%* | *57%* | *33%* | - | *52%* |
| Adjusted EBITDA[1] | **5,336,202** | **818,313** | - | **6,154,515** | **4,559,871** | **561,228** | - | **5,121,098** |
| *Adjusted EBITDA Margin[1]* | *58%* | *39%* | - | *55%* | *57%* | *32%* | - | *53%* |
| Net Financial Result | - | - | **2,470,107** | **2,470,107** | - | - | **12,935,279** | **12,935,279** |
| Earnings Before Taxes | **3,626,049** | **680,239** | **2,470,107** | **6,776,395** | **2,967,843** | **421,239** | **12,935,279** | **16,324,360** |
| Income and Social Contribution Taxes | - | - | (1,533,602) | (1,533,602) | - | - | (6,018,250) | (6,018,250) |
| Net Income (Loss) | **3,626,049** | **680,239** | **936,505** | **5,242,793** | **2,967,843** | **421,239** | **6,917,029** | **10,306,110** |
| *Net Margin* | *39%* | *33%* | - | *46%* | *37%* | *24%* | - | *106%* |

[1]Excluding non-recurring items and PPA effects.

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1Q23 EARNINGS RELEASE Page 38 of 38 Forward-Looking Statements This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties due to which such expectations may not happen at all or may substantially differ from what was expected. These risks include, among others, changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, as well as emerging and international markets. The forward-looking statements were not reviewed by our independent auditors.